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                                       May 12, 2000

BY EDGAR
--------

Securities and Exchange Commission
Division of Corporate Finance
Attention: Amy Moorhus
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

     Cruel World, Inc.
     Registration Statement on Form S-1, SEC File No. 333-34468

Dear Ms. Moorhus:

     On behalf of Cruel World, Inc. (the "COMPANY"), this letter is filed pursuant to Rule 477 under the Securities Act of 1933, with respect to the Registration Statement on Form S-1, SEC File No. 333-34468, which was filed on April 10, 2000 (the "REGISTRATION STATEMENT").

     At this time, the Company has determined not to proceed with the public offering contemplated by the Registration Statement. No securities have been sold pursuant to the Registration Statement. Accordingly, the Company hereby withdraws the Registration Statement.

                                       Sincerely,

                                       CRUEL WORLD, INC.

                                       /s/ Jeffrey Hyman
                                       -----------------
                                       Jeffrey Hyman, Chief Executive Officer